SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

Press Release
BMV

GRUPO IMSA CHANGES ITS ORGANIZATIONAL STRUCTURE

Monterrey, N.L., Mexico – September 12, 2005 – Grupo Imsa (BMV: IMSA) announces changes in its organizational structure, in order to optimize its value chain by increasing the leverage of existing synergies between its steel-related businesses, enhance the efficiency of its operations and reduce administrative expenses.

After the sale of the automotive battery business in 2004 and in order to align its operations and capitalize more effectively on operating and commercial synergies, Grupo Imsa’s Board of Directors decided to consolidate its businesses into two core segments, instead of the current three. In the future, all businesses with activities related to the manufacturing and processing of steel will be part of IMSA ACERO, while businesses related to aluminum and plastic products will be part of IMSATEC, with IMSALUM disappearing as an independent business segment on being absorbed into IMSATEC.

The IMSATEC businesses that will become part of IMSA ACERO are: Multypanel, Metl-Span, VP Buildings, Varco Pruden México, Formet, Valmont-Formet, ASC Profiles, IMSA Chile and Medabil VP. All these businesses use steel as the main raw material in the manufacture of their products, which include: insulated steel panel; pre-engineered metal buildings; steel building products for roofing, siding and deck; pre-painted steel; culverts, highway signs and guardrails; and electricity and telecommunications towers and poles. These companies operate in Mexico, the United States, Chile and Brazil.

IMSALUM subsidiaries involved in the manufacture of aluminum profiles, ladders and windows, together with Stabilit, IMSA ITW and their respective subsidiaries, will become part of IMSATEC. Stabilit, Bayer IMSA, Glasteel and Stabilit Europa mainly produce fiberglass reinforced plastic and polycarbonate panel in Mexico, the United States and the European Union. IMSA ITW manufactures plastic and steel packaging and strapping products in Mexico. Consequently, IMSATEC will be able to capitalize on market and distribution similarities between the aluminum and plastic products manufactured by its subsidiaries.

In order to eliminate duplicity of administrative functions, Grupo Imsa’s different corporate areas will be integrated into the new business units, thereby increasing productivity and efficiency. These changes will allow Grupo Imsa to eliminate 85 job positions, thereby generating annual savings in excess of ten million dollars. The implementation of these initiatives will be gradual and should be concluded by the second quarter of 2006.

Mr. Eugenio Clariond, Grupo Imsa’s Chairman of the Board and Chief Executive Officer, explained, “After the sale of the automotive battery business last year, we made an in-depth analysis of our organization and concluded that it was no longer necessary to operate with the structure of a traditional industrial group, with centralized corporate offices. Restructuring Grupo Imsa’s activities into two business units allows us to eliminate duplicated functions which until now existed both in our corporate offices and in the business units; the new organization will be much leaner, and more flexible and efficient. We estimate that these changes will result in a considerable increase in operating efficiency and enable us to capitalize on synergies in the different stages of our operating processes as we operate all our steel-related businesses in one business unit. In addition, we expect significant savings in administrative costs, office rents and other indirect expenses.”

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Mr. Santiago Clariond, CEO of IMSA ACERO, added, “Consolidating our steel-processing businesses into one business unit will allow us to capitalize better on technology, supply and customer service synergies, and to develop new and better products. This will translate into enhanced control of the steel manufacturing process through the value chain, thereby enabling us to maximize the potential of our assets. For example, managing the flow of steel from slab to the steel used in a metal building in the same business unit will allow us to define the best way to add value to our products. We will also be able to take advantage of commercial relations to channel different products to similar clients.”

Mr. Felipe Múzquiz, President of IMSATEC pointed out, “Even though the companies that as of today will be part of this business unit manufacture different products with distinct technologies, they have enough similarities and correspondences in certain markets to capitalize on synergies that will strengthen our operations and, in many cases, increase the value offered to our customers. Moving forward, we expect the reduction in fixed costs related to the operation and maintenance of corporate offices will enhance the profitability of our businesses.”

Mr. Marcelo Canales, Grupo Imsa’s Chief Financial Officer stated, “This decision demonstrates the commitment of Grupo Imsa’s management to the creation of value for its shareholders. The new organizational structure will allow us to focus better on expanding the businesses where we have the greatest competitive advantages.” Mr. Canales continued, “Grupo Imsa will post results for the third quarter in the usual way, broken down into IMSA ACERO, IMSATEC and IMSALUM. However, for the close of calendar 2005 and for the fourth quarter of the year, the Company will report its results under the new organizational structure of two core business segments.”

Grupo Imsa is a holding company that dates back to 1936 and is today one of Mexico’s leading diversified industrial companies. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all continents. In 2004 the Company’s sales reached 3.3 billion dollars, of which close to 50% was generated outside Mexico. Grupo Imsa shares are quoted on the Mexican Stock Market (IMSA).

Contact:

Jose Luis Fornelli, Investor Relations Manager, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: September 13, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer